UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 5)

Under the Securities Exchange Act of 1934

Enstar Group Limited

(Name of Issuer)

Ordinary Shares, par value $1.00 per share

(Title of Class of Securities)

G3075 P101

(CUSIP Number)

Patrice Walch-Watson

Canada Pension Plan Investment Board

One Queen Street East, Suite 2500

Toronto, ON M5C 2W5 Canada

(416) 868-4075

Poul Winslow

One Queen Street East, Suite 2500

Toronto, ON M5C 2W5 Canada

(416) 868-4075

Eric M. Wetlaufer

One Queen Street East, Suite 2500

Toronto, ON M5C 2W5 Canada

(416) 868-4075

R. Scott Lawrence

One Queen Street East, Suite 2500

Toronto, ON M5C 2W5 Canada

(416) 868-4075

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 23, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. G3075 P101

1	Name of reporting person. Canada Pension Plan Investment Board
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or place of organization Canada
Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,501,211 shares
	8	Shared voting power 0 shares
	9	Sole dispositive power 1,501,211 shares
	10	Shared dispositive power 0 shares
11

Aggregate amount beneficially owned by each reporting person

1,501,211 shares (excluding 741,735 shares held indirectly through CPPIB Epsilon Ontario Limited Partnership, 404,771 Series E non-voting convertible ordinary shares held directly by Canada Pension Plan Investment Board and 1,192,941 Series C non-voting convertible ordinary shares held directly by Canada Pension Plan Investment Board)

12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 9.3% (excluding 4.6% of the class held indirectly through CPPIB Epsilon Ontario Limited Partnership)(1)
14	Type of reporting person (see instructions) CO

(1)	Calculated based on the 16,227,500 Ordinary Shares outstanding as of November 8, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016, filed on November 8, 2016.

CUSIP No. G3075 P101

1	Name of reporting person. CPPIB Epsilon Ontario Limited Partnership
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or place of organization Canada
Number of shares beneficially owned by each reporting person with	7	Sole voting power 741,735
	8	Shared voting power 0 shares
	9	Sole dispositive power 741,735 shares
	10	Shared dispositive power 0 shares
11	Aggregate amount beneficially owned by each reporting person 741,735 shares
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.6%(2)
14	Type of reporting person (see instructions) PN

(2)	Calculated based on the 16,227,500 Ordinary Shares outstanding as of November 8, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016, filed on November 8, 2016.

CUSIP No. G3075 P101

1	Name of reporting person. CPPIB Epsilon Ontario Trust
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or place of organization Canada
Number of shares beneficially owned by each reporting person with	7	Sole voting power 741,735 shares held indirectly through CPPIB Epsilon Ontario Limited Partnership
	8	Shared voting power 0 shares
	9	Sole dispositive power 741,735 shares held indirectly through CPPIB Epsilon Ontario Limited Partnership
	10	Shared dispositive power 0 shares
11	Aggregate amount beneficially owned by each reporting person 741,735 shares held indirectly through CPPIB Epsilon Ontario Limited Partnership
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.6%(3)
14	Type of reporting person (see instructions) OO

(3)	Calculated based on the 16,227,500 Ordinary Shares outstanding as of November 8, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016, filed on November 8, 2016.

CUSIP No. G3075 P101

1	Name of reporting person. Poul Winslow
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or place of organization Denmark
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0 shares
	8	Shared voting power 741,735 shares held indirectly through CPPIB Epsilon Ontario Limited Partnership
	9	Sole dispositive power 0 shares
	10	Shared dispositive power 741,735 shares held indirectly through CPPIB Epsilon Ontario Limited Partnership
11	Aggregate amount beneficially owned by each reporting person 741,735 shares held indirectly through CPPIB Epsilon Ontario Limited Partnership
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.6%(4)
14	Type of reporting person (see instructions) IN

(4)	Calculated based on the 16,227,500 Ordinary Shares outstanding as of November 8, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016, filed on November 8, 2016.

1	Name of reporting person. R. Scott Lawrence
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or place of organization Canada
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0 shares
	8	Shared voting power 741,735 shares held indirectly through CPPIB Epsilon Ontario Limited Partnership
	9	Sole dispositive power 0 shares
	10	Shared dispositive power 741,735 shares held indirectly through CPPIB Epsilon Ontario Limited Partnership
11	Aggregate amount beneficially owned by each reporting person 741,735 shares held indirectly through CPPIB Epsilon Ontario Limited Partnership
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.6%(5)
14	Type of reporting person (see instructions) IN

(5)	Calculated based on the 16,227,500 Ordinary Shares outstanding as of November 8, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016, filed on November 8, 2016.

1	Name of reporting person. Eric M. Wetlaufer
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0 shares
	8	Shared voting power 741,735 shares held indirectly through CPPIB Epsilon Ontario Limited Partnership
	9	Sole dispositive power 0 shares
	10	Shared dispositive power 741,735 shares held indirectly through CPPIB Epsilon Ontario Limited Partnership
11	Aggregate amount beneficially owned by each reporting person 741,735 shares held indirectly through CPPIB Epsilon Ontario Limited Partnership
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.6%(6)
14	Type of reporting person (see instructions) IN

(6)	Calculated based on the 16,227,500 Ordinary Shares outstanding as of November 8, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016, filed on November 8, 2016.

Explanatory Note

This Amendment No. 5 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on June 3, 2015, as amended on August 28, 2015, March 4, 2016, May 16, 2016 and September 15, 2016 (together, the “Statement”). This Amendment is being filed on behalf of Canada Pension Plan Investment Board (“CPPIB”), CPPIB Epsilon Ontario Limited Partnership (the “Partnership”), the CPPIB Epsilon Ontario Trust (the “Trust”), Poul Winslow, R. Scott Lawrence and Eric M. Wetlaufer (together, the “Reporting Persons”) identified on the cover pages of this Amendment.

Item 2.	Identity and Background

(a) This Statement is filed by the Reporting Persons.

All disclosures herein with respect to the Reporting Persons are made only by the Reporting Persons. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b) The business address of CPPIB is One Queen Street East, Suite 2500, Toronto, ON M5C 2W5 Canada. The business address of the Partnership is One Queen Street East, Suite 2500, Toronto, ON M5C 2W5 Canada. The business address of the Trust is One Queen Street East, Suite 2500, Toronto, ON M5C 2W5 Canada. The business address of Poul Winslow is One Queen Street East, Suite 2500, Toronto, ON M5C 2W5 Canada. The business address of R. Scott Lawrence is One Queen Street East, Suite 2500, Toronto, ON M5C 2W5 Canada. The business address of Eric M. Wetlaufer is One Queen Street East, Suite 2500, Toronto, ON M5C 2W5 Canada.

(c) The principal business of CPPIB is investing the assets of the Canada Pension Plan. The principal business of the Partnership is investment in the 741,735 Ordinary Shares purchased by CPPIB. The principal business of the Trust is investment in the 741,735 Ordinary Shares purchased by CPPIB. The principal occupation of Poul Winslow is as Managing Director, Head of Thematic Investing and External Portfolio Management of CPPIB. The principal occupation of R. Scott Lawrence is as Managing Director, Head of Fundamental Equities of CPPIB. The principal occupation of Eric M. Wetlaufer is as Senior Managing Director & Global Head of Public Market Investments of CPPIB.

(d) The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Poul Winslow is a citizen of Denmark. R. Scott Lawrence is a citizen of Canada. Eric M. Wetlaufer is a citizen of the United States.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the general partners, executive officers, board of directors and each person controlling the Reporting Persons (collectively, the “Covered Persons”), required by Item 2 of Schedule 13D, is provided on Schedule 1 and is incorporated by reference herein. To the Reporting Persons’ knowledge, none of the Covered Persons listed on Schedule 1 as a director or executive officer of the Reporting Persons has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.	Interest in Securities of the Issuer

Item 5 is amended and restated in its entirety as follows:

(a)-(b) The aggregate number and percentage of Ordinary Shares beneficially owned by the Reporting Persons are as follows:

(a) Amount beneficially owned:

1,501,211 shares held directly by CPPIB representing 9.3% of the class of shares (7) (excluding 741,735 shares held indirectly through the Partnership, 404,771 of Series E non-voting convertible ordinary shares held directly by CPPIB and 1,192,941 Series C non-voting convertible ordinary shares held directly by CPPIB)

741,735 shares held directly by the Partnership representing 4.6% of the class of shares

741,735 shares held indirectly by the Trust as general partner to the Partnership representing 4.6% of the class of shares

741,735 shares held indirectly by Poul Winslow as trustee to the Trust representing 4.6% of the class of shares

741,735 shares held indirectly by R. Scott Lawrence as trustee to the Trust representing 4.6% of the class of shares

741,735 shares held indirectly by Eric M. Wetlaufer as trustee to the Trust representing 4.6% of the class of shares

(b) Number of shares to which the Reporting Persons has:

i. Sole power to vote or to direct the vote:

1,501,211 shares held directly by CPPIB

741,735 shares held directly by the Partnership

741,735 shares held indirectly by the Trust as general partner to the Partnership

ii. Shared power to vote or to direct the vote: 741,735 shares held indirectly by Poul Winslow, R. Scott Lawrence and Eric M. Wetlaufer as trustees to the Trust

iii. Sole power to dispose or to direct the disposition of:

1,501,211 shares held directly by CPPIB

741,735 shares held directly by the Partnership

741,735 shares held indirectly by the Trust as general partner to the Partnership

iv. Shared power to dispose or to direct the disposition of: 741,735 shares held indirectly by Poul Winslow, R. Scott Lawrence and Eric M. Wetlaufer as trustees to the Trust

(c) Except as described elsewhere in this Schedule 13D, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Persons has effected any transactions in the Ordinary Shares during the past 60 days.

(d) None.

(e) Not applicable.

(7)	Calculated based on the 16,227,500 Ordinary Shares outstanding as of November 8, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016, filed on November 8, 2016.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 23, 2016
Date

CANADA PENSION PLAN INVESTMENT BOARD

/s/ Patrice Walch-Watson
Signature

Patrice Walch-Watson, Senior Managing Director, General Counsel & Corporate Secretary
Name/Title

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)

[Signature Page to Schedule 13D Amendment]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 23, 2016
Date

CPPIB EPSILON ONTARIO LIMITED PARTNERSHIP

/s/ Poul Winslow
Signature

Poul Winslow, Trustee of CPPIB Epsilon Ontario Trust (the General Partner)
Name/Title

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

[Signature Page to Schedule 13D Amendment]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 23, 2016
Date

CPPIB EPSILON ONTARIO TRUST

/s/ Poul Winslow
Signature

Poul Winslow, Trustee
Name/Title

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

[Signature Page to Schedule 13D Amendment]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 23, 2016
Date

POUL WINSLOW

/s/ Poul Winslow
Signature

Poul Winslow
Name/Title

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)

[Signature Page to Schedule 13D Amendment]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 23, 2016
Date

R. SCOTT LAWRENCE

/s/ R. Scott Lawrence
Signature

R. Scott Lawrence
Name/Title

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)

[Signature Page to Schedule 13D Amendment]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 23, 2016
Date

ERIC M. WETLAUFER

/s/ Eric M. Wetlaufer
Signature

Eric M. Wetlaufer
Name/Title

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)

[Signature Page to Schedule 13D Amendment]

Schedule 1

The following sets forth the name, business address, and present principal occupation and citizenship of each manager, executive officer and controlling person of CPPIB and the Partnership.

Directors of CPPIB

Heather Munroe-Blum

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada

Ian A. Bourne

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada

Robert L. Brooks

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada, Ireland

Pierre Choquette

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada

Tahira Hassan

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada, Pakistan

Nancy Hopkins

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada

Douglas W. Mahaffy

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada

Karen Sheriff

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada, United States

Jackson Tai

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: United States

Kathleen Taylor

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada

D. Murray Wallace

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada

Jo Mark Zurel

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada, South Africa

Officers of CPPIB

Mark Machin

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: President & Chief Executive Officer

Citizenship: Great Britain

Alain Carrier

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Head of International, Head of Europe

Citizenship: Canada, Great Britain

Edwin D. Cass

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Chief Investment Strategist

Citizenship: Canada

Graeme Eadie

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Global Head of Real Assets

Citizenship: Canada

Shane Feeney

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Global Head of Private Investments

Citizenship: Canada

Pierre Lavallée

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Global Head of Investment Partnerships

Citizenship: Canada

Michel Leduc

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Global Head of Public Affairs and Communications

Citizenship: Canada

Mary Sullivan

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Chief Talent Officer

Citizenship: Canada

Patrice Walch-Watson

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director, General Counsel & Corporate Secretary

Citizenship: Canada

Benita M. Warmbold

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Chief Financial Officer

Citizenship: Canada, Germany

Eric M. Wetlaufer

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Global Head of Public Market Investments

Citizenship: United States

Nicholas Zelenczuk

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Chief Operations Officer

Citizenship: Canada

General Partners of the Partnership

Poul Winslow

c/o CPPIB Epsilon Ontario Trust, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Trustee

Citizenship: Denmark

Eric M. Wetlaufer

c/o CPPIB Epsilon Ontario Trust, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Trustee

Citizenship: United States

Poul Winslow

c/o CPPIB Epsilon Ontario Trust, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Trustee

Citizenship: Denmark

Trustees of the Trust

R. Scott Lawrence

c/o CPPIB Epsilon Ontario Trust, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Trustee

Citizenship: Canada

Eric M. Wetlaufer

c/o CPPIB Epsilon Ontario Trust, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Trustee

Citizenship: United States

Poul Winslow

c/o CPPIB Epsilon Ontario Trust, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Trustee

Citizenship: Denmark